Robert S. McLean

Executive Vice President, General Counsel,

Chief Administrative Officer and Secretary

robert.mclean@enproindustries.com

October 5, 2017

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	EnPro Industries, Inc.

Registration Statement on Form S-4

Filed October 5, 2017

CIK 0001164863

Ladies and gentlemen:

EnPro Industries, Inc. (the “Company”) is submitting this correspondence in connection with its filing today of its registration statement on Form S-4 (the “Registration Statement”) to register the proposed offer to exchange its new 5.875% Senior Notes due 2022 (the “new notes”) for a like amount of its outstanding $150 million aggregate principal amount 5.875% Senior Notes due 2022 issued on March 24, 2017 (the “outstanding notes” and collectively with the new notes, the “notes”). The form and terms of the new notes are identical in all material respects to the form and terms of the outstanding notes for which they are to be exchanged, except that

•	the transfer restrictions and certain registration rights applicable to the outstanding notes do not apply to the new notes, and

•	the new notes will not contain provisions referring to an increase in the interest rate borne by the outstanding notes under certain circumstances relating to the Company’s registration obligations.

Additional registrants included in the Registration Statement are the wholly owned subsidiaries of the Company that currently guarantee the outstanding notes and will, pursuant to the indenture governing the notes, guarantee the new notes. The Company’s periodic reports incorporated by reference in the Registration Statement include consolidating financial information for the relevant periods with respect to the Company, its consolidated subsidiaries that are guarantors of the notes and its consolidated subsidiaries that are not guarantors of the notes in footnotes to the Company’s consolidated financial statements included in such reports.

5605 Carnegie Boulevard

Charlotte NC 28209-4674

Phone 704 731 1519

Fax 704 731 1511

www.enproindustries.com

U.S. Securities and Exchange Commission

October 5, 2017

Reliance on No-Action Letter Positions and Related Representations

The Company hereby confirms that it is registering the exchange offer (the “Exchange Offer”) described in the Registration Statement in reliance on the positions enunciated by the staff of the Securities and Exchange Commission in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”). In addition, the Company hereby represents as follows:

•	The Company has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the prospectus for the exchange offer or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any security holder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (i) cannot rely on the Staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

•	Neither the Company nor any of its affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the new notes (as defined the in Registration Statement).

•

The Company (i) will make each person participating in the exchange offer aware (through the prospectus for the exchange offer or otherwise) that any broker-dealer who holds old notes (as defined in the Registration Statement) acquired for its own account as a result of market-making activities or other trading activities, and who receives new notes in exchange for such old notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes (which prospectus includes a plan of distribution with respect to such resale transactions); (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer provisions to the effect that (x) if the exchange offeree is not a broker-dealer, a

U.S. Securities and Exchange Commission

October 5, 2017

representation that it is not engaged in, and does not intend to engage in, a distribution of the new notes and (y) if the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes received in respect of such old notes pursuant to the exchange offer; and (iii) will include a statement in the transmittal letter to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Prior Exchange Offer and Staff Review

The outstanding notes were issued as part of the same series as the Company’s outstanding $300 million aggregate principal amount 5.875% Senior Notes due 2022 (the “initial notes”) initially issued on September 16, 2014. The initial notes were the subject of an exchange offer effected by the Company pursuant to a registration statement on Form S-4 (Registration No. 333-203020) declared effective of May 13, 2015. Such registration statement was the subject of limited staff review, resulting in the Company’s response letter submitted on May 4, 2015 in connection with the filing of Amendment No. 1 to such registration statement. Consistent with such response letter, the Company represents to the staff that:

•	it satisfies the eligibility requirements for use of Form S-3 set forth in General Instruction I(A) and (B) to Form S-3, including the requirement for a primary offering under General Instruction I(B)(1); and

•	each of the subsidiary guarantors satisfies the eligibility requirements for use of Form S-3 set forth in General Instruction I(C) to Form S-3, specifically clause 4 of such General Instruction.

Duration of the Exchange Offer

The Company confirms that the Exchange Offer will remain open for at least 20 business days (as defined in Rule 14d-1(g)(3) of Regulation 14D) after the Exchange Offer commences, with the expiration occurring no earlier than 5:00 p.m., New York City time, on the 21st business day after the commencement of the Exchange Offer.

Information for Acceleration Request

The Company has authorized the following individuals to make oral requests for acceleration of effectiveness of the Registration Statement on its behalf: Robert S. McLean, Tanya D. Greeley, Thomas A. Price and Stephen M. Lynch. The Company confirms, in connection with any such acceleration request and as contemplated by Rule 461 under the Securities Act, that it is aware of its obligations under the Securities Act. No underwriter will participate in the distributions contemplated by the Registration Statement.

U.S. Securities and Exchange Commission

October 5, 2017

Please contact our outside legal counsel, Stephen M. Lynch at Robinson, Bradshaw & Hinson, P.A. at 704 377-8355 (email: slynch@rbh.com or facsimile number: (704) 373-3955), in the event that there are any comments with regard to the Registration Statement.

Sincerely,

/s/ Robert S. McLean

Robert S. McLean
Executive Vice President, General Counsel, Chief Administrative Officer and Secretary